SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$ 625 mm and EPS of R$0.66 for 4Q04
Brazil’s Low-Fare, Low-Cost Airline Reports Record 2004 Annual Net Income Increase of 119%; Revises Guidance Upward

São Paulo, March 8, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today announced financial results for the fourth quarter of 2004 (4Q04). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian reais (R$), and comparisons refer to the fourth quarter of 2003 (4Q03). Additionally, the financial statements in BR GAAP are made available in the end of this release.

OPERATING & FINANCIAL HIGHLIGHTS

  Net income for the quarter was R$123.9 mm (US$46.7 mm), representing earnings of R$ 0.66 per share (US$0.47 per ADS) and a year-over-year earnings growth of 93.3%.

  Full-year 2004 earnings per share was R$2.14 (US$1.46 per ADS). Excluding one-time charges of R$0.10 in 3Q04 (relating to effects of exchange rate variations on USD-denominated assets and losses on a hedge contract for USD IPO proceeds), full year 2004 EPS was R$2.24 (US$1.53 per ADS), above market estimates according to First Call. 2004 net income was a record R$ 384.7 mm (US$132.0 mm), representing year-over-year growth of 119.3%, on revenues of R$ 2.0 billion and a 29.4% operating margin.

  EBITDAR increased by 49.5% to R$ 241.8 mm, representing an EBITDAR margin of 38.7% (vs. 41.9% in 3Q04). Cash and cash equivalents amounted to R$ 849.1 mm. The total debt (including total off-balance minimum lease payments) to total capitalization ratio was 43.3%.

  Revenue passenger kilometers increased 31.8% from 1,340 mm in 4Q03 to 1,766 mm in 4Q04. Seat kilometers increased 20.1% from 2,006 mm in 4Q03 to 2,409 mm in 4Q04. Average load factor increased 6.7 percentage points to 73.3%. Average yields increased 13.5% to 33.4 cents (R$) and RASK increased 24.5% to 25.9 cents (R$). Net revenues totaled R$ 625.0 mm, representing growth of 49.5%. GOL completed 2004 with approximately one quarter of the Brazilian regular air transportation market share.

  Completion of scheduled flights and on-time arrivals averaged 98% and 96%, respectively. Passenger complaints and lost baggage averaged 2.9 and 2.4, respectively, per 1,000 passengers. The website accounted for 79% of total ticket sales during the quarter.

  Profit sharing of R$27.2 million (R$1.1 cents per ASK) was provisioned in 4Q04. Employees will receive a payment equal to four month’s salary, relating to full-year performance and pre-established targets.

  Dividends of R$60.7 million (R$ 0.32 per share and US$ 0.24 per ADS), corresponding to 25% of adjusted net income in BR GAAP, have been proposed for approval at the April 11, 2005 General Shareholders’ Meeting, and will be paid on April 20, 2005.

  During 4Q04, GOL increased its aircraft fleet size to 27. In 1Q05, GOL signed new operating leases for six Boeing 737 Next Generation aircraft that are expected to be delivered during the first half of 2005. Also in 1Q05, GOL confirmed the exercise of nine additional purchase options for 737-800 Next Generation, aircraft, increasing the number of firm orders 26 aircraft to be delivered between 2006 and 2009. GOL increased the total order size with Boeing by 20 purchase options bringing the total order size to 63 aircraft.

  During 4Q04, GOL inaugurated seven new destinations: Foz do Iguaçu (PR), Caxias do Sul (RS), Uberlândia (MG), Joinville (SC), Teresina (PI), Aracaju (SE) and Buenos Aires (Argentina). During 1Q05, regular service is being added to two new destinations: João Pessoa (PB) and Petrolina (PE). In addition, GOL was authorized by the CERNAI (International Air Navigation Studies Commission) to operate regular flights to Santa Cruz de La Sierra (Bolivia), and it is currently taking the necessary actions to commence operations during the first half of 2005.

  As part of GOL’s efforts to meet growing demand and improve passenger satisfaction, the Company’s São Paulo – Rio de Janeiro shuttle service was expanded in December 2004 with the addition of ten new daily flights.

  In January 2005, GOL signed, in conjunction with the Minas Gerais State government, a letter of intent to build a state-of-the-art maintenance center at the Tancredo Neves International Airport, located in the city of Confins (Minas Gerais State). The facility should be operational by the first half of 2006. We expect that the new facility will provide US$2 million of annual cost savings for GOL.

  During 4Q04, GOL added an additional independent director to its Board of Directors. Luiz Kaufmann will serve a one-year term and will also serve on the Company’s entirely independent three-member Audit Committee as the financial expert, in accordance with the requirements of sections 301 and 407 of Sarbanes-Oxley Act of 2002.

  In February 2005, GOL received the “Latin Finance’s Best Equity Deal of the Year” award for 2004, recognizing the Company’s US$281 million IPO.

Financial & Operating Highlights (US GAAP)	4Q04	4Q03	% Change
RPKs (mm)	1,766	1,340	+31.8%
ASKs (mm)	2,409	2,006	+20.1%
Load Factor	73.3%	66.6%	+6.7p.p.
Passenger Revenue per ASK (R$ cents)	24.5	19.6	+24.4%
Operating Revenue per ASK (R$ cents) (“RASK”)	25.9	20.8	+24.5%
Operating Cost per ASK (R$ cents) (“CASK”)	18.2	15.4	+18.7%
Operating Cost (excluding fuel) per ASK (R$ cents)	12.2	11.5	+6.1%
Breakeven Load Factor	54.6%	52.2%	+2.4p.p.
Net Revenues (R$ mm)	625.0	418.1	+49.5%
EBITDAR (R$ mm)	241.8	161.8	+49.5%
EBITDAR Margin	38.7%	38.7%	-
Operating Income (R$ mm)	185.9	110.2	+68.6%
Operating Margin	29.7%	26.4%	+3.3 p.p
Profit Sharing Program (PPR) (R$ mm)	27.2	19.1	+42.4%
Pre-tax Income	190.1	96.9	+96.2%
Net Income (R$ mm)	123.9	64.1	+93.3%
Earnings per Share (R$ )	R$ 0.66	R$ 0.39	+71.0%
Earnings per ADS Equivalent (US$ )	US$ 0.47	US$ 0.27	+77.7%
Dividends (R$ mm)	60.7	26.5	+128.9%
Dividends per Share (R$)	0.32	0.16	+100.0%
Dividends per ADS Equivalent (US$)	0.24	0.11	+118.2%
Weighted Average Shares Outstanding (mm)	187.5	165.9	+13.1%
Weighted Average ADS Outstanding (mm)	93.8	83.0	+13.1%

MANAGEMENT’S COMMENTS ON 4Q04 RESULTS

The fourth quarter of 2004 was a period of significant results and growth for GOL. The Company doubled profits and maintained cost leadership - represented by a stage-length adjusted CASK over 30% lower than the nearest competitor. “We continued our investment in our virtuous cycle of profitable growth through the addition of four new aircraft to the fleet, 51 flights and seven new market destinations: Foz do Iguaçu, Caxias do Sul, Uberlândia, Joinville, Teresina, Aracaju and Buenos Aires, our first international destination,“ commented Constantino de Oliveira Jr., GOL’s CEO.

The successful launch of international operations in Argentina (with load factors above 70% after the first month of operations) confirms the opportunity to expand business throughout South America based upon an extension of GOL’s existing network, using the same strategy that the Company has followed in the Brazilian market. The Company expects to start regular flights to Santa Cruz de La Sierra, Bolivia, by May 2005, and has recently applied for routes to Montevideo, Uruguay and Asunción, Paraguay.

The fourth quarter of 2004 delivered excellent financial results for GOL, in line with the guidance that the Company had articulated to the market. GOL maintained its trend of recording growth in load factor, aircraft utilization and yields, while maintaining market cost leadership. GOL’s load factor increased 6.7 percentage points, aircraft utilization increased from 12.8 to 13.7 block hours per day and yield per passenger kilometer increased 13.5%, while operating cost, excluding fuel and new base startup costs, declined. GOL’s current aircraft utilization is among the highest in the world. “Our constant focus on keeping low operating costs, which is successfully achieved by efficient aircraft, route and load management, has helped us to achieve a solid operating margin of 30% in 4Q04,” commented Richard Lark, GOL’s CFO.

Looking forward, apart from maintaining high productivity and profitability, 2005 growth will be driven by the addition of new aircraft and new destinations. The addition of nine leased Boeing 737 Next Generation aircraft to the fleet during 2005 will bring fleet size to 36 aircraft by the year-end. These aircraft will allow a fleet size increase of over 30%, and an increase in ASK availability of 40%. This fleet size increase will allow the addition of more frequencies to existing destinations and service to four more destinations, including GOL’s second international destination, Santa Cruz (Bolívia). The exercise of nine more purchase options for 737-800 Next Generation aircraft in the beginning of 2005 reaffirmed GOL’s confidence in the growth of Brazilian and South American air travel market.

The Company expects to continue the growth of its business and profits by following its demand creation strategy by offering single-class air travel service at very competitive fares, while maintaining high-quality service and keeping operating costs low. “GOL remains committed to its mission of making air travel a simpler, more convenient and accessible experience for our passengers, while creating value for its shareholders and employees”, commented Mr. Oliveira.

REVENUES

Net operating revenues increased 49.5% to R$ 625.0 mm, due both to higher revenue passenger kilometers and higher yields. Revenue passenger growth was due to a 18.1% increase in departures and a 6.7 percentage point increase in load factor from 66.6% to 73.3%, while capacity (available seat kilometers) increased 20.1%. The increase in departures was represented by the addition of 51 new flight frequencies (including 14 new night flights) and the addition of nine new destinations in 4Q04. The expansion of ASKs was the result of a higher average number of aircraft in service, increasing from 22.0 to 26.3.

The sum of these effects led to a 31.8% increase in revenue passenger kilometers to 1,766 mm. Yields improved 13.5% to 33.4 cents (R$) per passenger kilometer, due to improved demand and improved pricing. Average fares increased 9.2% from R$ 215 to R$ 235.

Total operating revenue per available seat kilometer (“RASK”) increased 24.5% to 25.9 cents (R$) in 4Q04 compared to 20.8 cents (R$) in 4Q03. Other revenue grew from R$24.0 mm to R$36.0 mm, primarily due to higher cargo revenues.

OPERATING EXPENSES

Operating cost per available seat kilometer (“CASK”) increased 18.7% to 18.2 cents (R$), primarily as a result of increases in aircraft fuel expenses, sales and marketing expenses and other operating expenses. Seventy nine percent of the increase in CASK was due an increase in jet fuel expenses per ASK. Sales and marketing expenses per ASK increased 29.6% primarily due to the launch of seven new bases, and a higher level of sales bookings. The expansion of other operating expenses was also related to pre-operating costs relating to the start-up of seven new bases, including our first international base in Argentina. The sum of the one-time expenses relating to the start-up of new bases and aircraft was approximately R$10.1 mm. CASK, excluding fuel (12.2 cents-R$), increased by 6.1%.

Higher capacity, represented by a 20% increase in ASKs, and the stronger real allowed a reduction of the remainder of expenses (ex-fuel, sales and marketing and other operating expenses) by 2%. Breakeven load factor increased from 52.2% to 54.6%

The breakdown of our operating expenses, CASK excluding fuel for 4Q04 and 4Q03 is as follows:

Operating Expenses	R$ cents / ASK			R$ million
	4Q04	4Q03	% Chg.	4Q04	4Q03	% Chg.
Salaries, wages and benefits	3.0	3.0	-1.4%	71.9	60.7	18.5%
Aircraft fuel	6.0	3.8	56.7%	144.6	76.8	88.3%
Aircraft rent	2.1	2.3	-10.4%	49.4	45.9	7.6%
Aircraft insurance	0.3	0.3	-9.7%	7.5	6.9	8.5%
Sales and marketing	3.6	2.8	29.6%	86.6	55.6	55.7%
Landing fees	0.6	0.6	7.2%	15.9	12.4	28.7%
Aircraft and traffic servicing	1.1	1.1	5,1%	27.4	21.7	26.2%
Maintenance	0.8	0.9	-10.1%	19.1	17.7	8.0%
Depreciation	0.3	0.1	80.4%	6.5	3.0	115.6%
Other operating expenses	0.4	0.3	18.4%	10.3	7.2	42.4%

Total operating expenses	18.2	15.4	18.7%	439.1	307.9	42.6%

Operating expenses ex- fuel	12.2	11.5	6.1%	294.5	231.1	27.4%

Salaries, wages and benefits expenses per available seat kilometer (“ASK”) decreased 1.4% to 3.0 cents (R$) as improved productivity per employee and higher capacity offset a 34.7% expansion of employees from 2,453 to 3,303 and a 5.8% inflation adjustment on salaries. During the quarter, R$27.2 million (R$1.1 cents per ASK) of employee profit sharing was provisioned, an increase of R$8.1 million vs 4Q03.

Aircraft fuel expenses per ASK were 6.0 cents (R$), a 56.7% increase over 4Q03, due to the higher price of West Texas intermediate crude (per barrel) to which our average fuel cost per liter is linked. Average fuel cost per liter increased 64.1% vs. 4Q03 and 12.7% vs. 3Q04. GOL’s hedging program, in conjunction with its fuel efficient fleet and effective yield management has helped mitigate the increase in jet fuel prices (the results of fuel hedging activities are accounted in the financial revenues line). The Company has hedged approximately 65% and 50% of its fuel requirements for 1Q05 and 2Q05, respectively.

Aircraft rent per ASK decreased 10.4% to 2.1 cents (R$) as compared to the 4Q03 due primarily to a high aircraft utilization (13.7 block hours per day) and the 4% appreciation of the Brazilian real against the US dollar (average) vs. the previous quarter.

Aircraft insurance expenses per ASK decreased 9.7% to 0.3 cents of (R$) due to a reduction in average premium rates, higher aircraft utilization and the 4% appreciation of the Brazilian real against the US dollar (quarter-over-quarter).

Sales and marketing expenses per ASK increased 29.6% to 3.6 cents (R$) primarily due to increased expenses related to the start-up of seven new bases during the quarter, and a higher level of sales bookings (vs. passengers flown), partially offset by reductions in travel agency commissions. GOL booked a majority of its ticket sales through a combination of its website (78.5% during 4Q04), one of the largest e-commerce sites in Brazil, in terms of sales, and its call center (6.6% during 4Q04).

Landing fees per ASK increased 7.2% to 0.6 cents (R$), due to a 18.1% increase in departures and a 9.0% increase in average landing tariffs.

Aircraft traffic and servicing expenses per ASK increased 5.1% to 1.1 cents (R$), as a result of a higher number of available seat kilometers (ASK).

Maintenance, materials and repairs per ASK decreased 10.1% to 0.8 cents (R$), due to a greater dilution over a higher number of ASKs.

Depreciation per ASK was 0.3 cents (R$), a 80.4% decrease, due to increased fixed assets.

Other operating expenses per ASK were 0.4 cents of real, a 18.4% increase in relation to the same period of the previous year, due to an increase in general and administrative expenses related to the expansion of GOL’s operations.

COMMENTS ON EBITDA AND EBITDAR[1]

The 5.1 cents (R$) growth of net revenues per ASK, in view of the higher yields and higher revenue passenger kilometers, exceeded operating costs per ASK increase of 2.9 cents (R$), detailed above, leading to a expansion of EBIT per available seat kilometer to 7.7 cents (R$) compared to 5.5 cents (R$) in 4Q03. 4Q04 EBITDA was 66.2% higher, amounting to R$ 192.4 mm. The 30.8% EBITDA margin for 4Q04 was 3.1 percentage points higher than 4Q03 (27.7%).

EBITDAR Calculation	Cents of R$ per ASK			R$ mm
	4Q04	4Q03	% Chg	4Q04	4Q03	% Chg
Net Revenues	25.94	20.84	+24.5%	625.0	418.1	+49.5%
Operating Costs	18.23	15.35	+18.7%	439.1	307.9	+42.6%

EBIT	7.71	5.49	+40.4%	185.9	110.2	+68.6%
Depreciation & Amortization	0.27	0.28	-4.2%	6.5	5.6	+15.1%

EBITDA	7.98	5.77	+38.2%	192.4	115.8	+66.2%
Aircraft Rent	2.05	2.29	-10.4%	49.4	45.9	+7.6%

EBITDAR	10.03	8.06	+24.4%	241.8	161.8	+49.5%
EBITDAR Margin	38.7%	38.7%	-.	38.7%	38.7%	-

Aircraft rent represents a significant operating expense. As GOL leases all of its aircraft, we believe that EBITDAR (equivalent to EBITDA before aircraft rent expenses) is an important measure of performance.

On a per available seat kilometer basis, EBITDAR was 10.0 cents (R$) in 4Q04 compared to 8.1 cents (R$) in 4Q03. EBITDAR reached R$ 241.8 mm in 4Q04, compared to R$ 161.8 mm in the same period last year. EBITDAR margin was 38.7% for both quarters.

INTEREST EXPENSE (REVENUE) AND FINANCIAL INCOME (EXPENSE), NET

Interest expense in 4Q04 increased R$1.4 million and financial income in 4Q04 increased R$ 19.0 million, primarily due to higher cash balances.

NET INCOME AND EARNINGS PER SHARE

Net income in 4Q04 increased to R$ 123.9 mm, representing a 19.8% net income margin, from R$ 64.1 mm of net income in 4Q03.

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

Net earnings per share, basic, was R$ 0.66 in 4Q04 compared to R$ 0.39 in 4Q03. Basic weighted average shares outstanding were 187,543 thousand in 4Q04 and 165,871 thousand in the 4Q03.

Net earnings per share, diluted, was R$ 0.66 in the 4Q04 compared to R$ 0.39 in 4Q03. Fully-diluted weighted average shares outstanding were 188,370 thousand in 4Q04 and 165,871 thousand in the 4Q03.

Net earnings per ADS, basic, was US$ 0.47 in 4Q04 compared to US$ 0.27 in 4Q03. Basic weighted average ADS outstanding were 93,772 thousand in 4Q04 and 82,936 thousand in the 4Q03.

Net earnings per ADS, diluted, was US$ 0.47 in the 4Q04 compared to US$ 0.27 in 4Q03. Fully-diluted weighted average ADS outstanding were 94,185 thousand in 4Q04 and 82,936 thousand in the 4Q03.

Excluding direct start-up costs relating to the opening of seven new bases and the incorporation of four new aircraft into the fleet, net income for the quarter was R$130.6 mm (US$46.8 mm), representing earnings of R$0.70 per diluted share (US$0.50 per ADS).

Net earnings per share, basic, was R$ 2.14 for the full year 2004 compared to R$ 1.07 for 2003. Net earnings per share, diluted, was R$ 2.13 for the full year 2004 compared to R$ 1.07 for 2003.

Excluding one-time charges of R$0.10 in 3Q04, full year 2004 net earnings per share was R$2.24 (US$1.53 per ADS), above market estimates according to First Call.

2004 net income was a record R$ 384.7 mm (US$132.0 mm), representing year-over-year growth of 119.3%, on revenues of R$ 2.0 billion and a 29.4% operating margin.

GOL’s bylaws provide for a mandatory dividend to common and preferred shareholders of at least 25% of annual net distributable income (i.e.: net income after a 5% provisioning of net income as legal reserves) determined in accordance with Brazilian corporation law. The December 31, 2004 dividend proposed for approval by shareholders at the April 11, 2005 meeting is R$60.7 million. Shares will trade ex-dividend on April 12, 2005 and dividends will be paid on April 20, 2005.

CASH FLOW

Cash and cash equivalents increased R$702.8 million during 2004. Cash from operations was R$274.1 million, mainly due to increased earnings from operations (R$384.7 million), offset by an increase in accounts receivable (R$145.6 million). Cash used in investing activities was R$89.7 million, consisting primarily of acquisition of property and equipment (R$42.0 million) and pre-delivery deposits (R$43.4 million).

Cash provided by financing activities was R$518.4 million, represented primarily by R$470.4 million of IPO proceeds and R$79.4 million of working capital borrowings.

Cash Flow Summary	12 months 2004	12 months 2003	% Change
Net cash provided by operating activities	274.1	85.2	+221.6%
Net cash used in investing activities	(89.7)	(39.3)	+128.4%
Net cash provided by financing activities	518.4	90.9	+470.5%
Net increase in cash	702.8	136.8	+413.6%

COMMENTS ON THE BALANCE SHEET

GOL’s liquidity position increased by 16.7% in 4Q04. The cash position at December 31, 2004 was R$ 849.1 mm, an increase of R$ 115.4 mm for the previous quarter. The Company’s total liquidity increased to R$ 1,235.5 mm (cash and account receivables) at the end of 4Q04. GOL’s total debt (including all off-balance sheet leases – future minimum lease payments) to capitalization (shareholder’s equity plus total debt) ratio was 43.3%.

At December 31, 2004, the Company had six revolving lines of credit secured by receivables, certificate of deposit and promissory notes. The weighted average annual interest rate for these local currency short-term borrowings at December 31, 2004 was 17.7%.

Cash Position and Debt (R$ mm)	Dec. 31, 04	Sept. 30, 04	% Change
Cash & cash equivalents	849.1	733.7	+15.7%
Short-term debt	118.3	105.4	+12.2%
Long-term debt	-	-	n.m.

Net cash	730.8	628.3	+16.3%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At December 31, 2004, the Company leased 27 aircraft under operating leases (22 aircraft at December 31, 2003), with initial lease term expiration dates ranging from 2006 to 2010.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2004 in Brazilian reais were as follows:

Minimum Lease Payments Schedule (R$ mm)	Total
2005	200.8
2006	197.6
2007	183.8
2008	108.1
After 2008	69.0

Total minimum lease payments	R$759.3

At December 31, 2004, approximately R$ 17.1 million of the Company’s accounts receivable was collateral for outstanding letters of credit.

Currently, the Company has 26 firm orders and 37 options to purchase Boeing 737-800 Next Generation aircraft. The firm orders are scheduled to be delivered between 2006 and 2009 and the purchase options are exercisable for delivery between 2005 and 2010. GOL’s expected fleet growth, from 2005 to 2009 is as follows:

Aircraft	2005	2006	2007	2008	2009
737-300	5
737-700	23	24	20	17	20
737-800	8	18	28	37	43
Total	36	42	48	54	63
Acquired	-	6	17	28	38
Leased	36	36	31	26	25

OUTLOOK

In 2005, GOL will continue to invest in its successful low-fare, low-cost business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil where sufficient market demand exists and expanding into other high-traffic centers in other Latin American countries. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer (CASK) as we add additional aircraft to an established and efficient operating infrastructure.

We expect a stable foreign exchange rate environment for this year, supported by good economic fundamentals in the Brazilian economy and improved industry fundamentals. A stronger Brazilian currency has positively impacted GOL’s operating expenses. Approximately 50% of these expenses are dollar denominated (aircraft leasing) or dollar-linked (jet fuel expenses).

The addition of nine additional Boeing 737 Next Generation aircraft into our fleet in 2005 will provide the necessary capacity to achieve the growth of our business and maintain its profitability.

Our updated guidance for full year 2005 is: net revenues of +/- R$ 2.8 billion, 43% higher than full year 2004 actual net revenues, and earnings per share between R$ 2.70 and R$ 3.00, representing an average EPS growth of over 30%. We also expect to deliver an EBITDAR margin in the range of 38% - 40% and operating margin in the range of 26% - 28%. We plan to continue to popularize air travel through expansion of our business, technological innovation, improved operating efficiency, strict cost management, and competitive low prices.

Financial Outlook (US GAAP)	2005 (Preliminary)	2005 (Updated)
Net Revenues (R$ billion)	+/- R$ 2.6	+/- R$ 2.8
Earnings per Share	R$ 2.55 – 2.80	R$ 2.70 – 3.00
EBITDAR Margins	39% - 41%	38% - 40%
Operating Margins	26% - 28%	26% - 28%

4Q04 EARNINGS CONFERENCE CALL
Date: Tuesday, March 8th, 2005
English (US GAAP)	Portuguese (US GAAP)
9:00 am (US Eastern Time)	10:00 am (US Eastern Time)
11:00 am (São Paulo Time)	12:00 pm (São Paulo Time)
Tel: (+1 973) 582-2757	Tel: (55 11) 2101-1490
Replay: (+1 973) 341-3080	Replay: (55 11) 2101-1490
Call ID: 5754342 ou GOL	Call ID: GOL

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Fuel Neutral operating expense per available seat kilometer represents operating expenses adjusted for the price of fuel in the comparable period divided by available seat kilometers.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet of Boeing 737s with a single-class of service. GOL has one of the youngest and most modern fleets in the industry with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best cost-benefit service in the market. GOL currently offers service to 39 major business and travel destinations in Brazil and Argentina, In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, schedules and fares, please visit www.voegol.com.br or call 0300-789-2121 in Brazil, or 55 11 2125-3200 from outside Brazil. GOL: Here everyone can fly!

CONTACT: Gol Linhas Aéreas Inteligentes S.A.
Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

or

Media - International:	Media - Brazil:
Gavin Anderson	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0342
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Operating Data
USGAAP - Unaudited
	4Q04	4Q03	% Change

Revenue passengers (000)	2,545	1,993	27.7%
Revenue passenger kilometers (mm)	1,766	1,340	31.8%
Available seat kilometers (mm)	2,409	2,006	20.1%
Load factor	73.3%	66.6%	6.7 p.p.
Breakeven load factor	54.6%	52.2%	2.4 p.p.
Aircraft utilization (block hours per day)	13.7	12.8	6.5%
Average fare	R$ 235	R$ 215	9.2%
Yield per passenger kilometer (cents) (1)	33.4	29.4	13.5%
Passenger revenue per available seat kilometer (cents)	24.5	19.6	24.4%
Operating revenue per available seat kilometer (cents)	25.9	20.8	24.5%
Operating cost per available seat kilometer (cents)	18.2	15.4	18.7%
Operating cost, excluding fuel, per available seat kilometer (cents)	12.2	11.5	6.1%
Number of Departures	23,746	20,107	18.1%
Average stage length (km)	667	652	2.3%
Avg number of operating aircraft during period	26.3	22.0	19.5%
Full-time equivalent employees at period end	3,303	2,453	34.7%
% of Sales through website during period	78.4%	62.0%	16.5 p.p.
Average Exchange Rate (3)	R$ 2.79	R$ 2.90	-3.8%
End of period Exchange Rate (3)	R$ 2.66	R$ 2.90	-8.1%
Inflation (IGP-M) (4)	2.0%	1.5%	0.5 p.p.
Inflation (IPCA) (4)	2.0%	1.2%	0.9 p.p.
WTI (avg. per barrel) (5)	$48.34	$29.45	64.1%

(1)	In US GAAP yield is calculated using post V.A.T. tax passenger revenues
(2)	Monthly Average
(3)	Source: Brazilian Central Bank
(4)	Source: Fundação Getulio Vargas
(5)	Source: Bloomberg

Consolidated Statement of Operations
US GAAP
R$ 000
	4Q04	4Q03	%Change

Net operating revenues
Passenger	R$ 589,064	R$ 394,080	49.5%
Cargo and Other	35,970	24,044	49.6%

Total net operating revenues	625,034	418,124	49.5%

Operating expenses
Salaries, wages and benefits	71,907	60,693	18.5%
Aircraft fuel	144,578	76,797	88.3%
Aircraft rent	49,402	45,892	7.6%
Aircraft insurance	7,460	6,877	8.5%
Sales and marketing	86,624	55,625	55.7%
Landing fees	15,938	12,383	28.7%
Aircraft and traffic servicing	27,401	21,712	26.2%
Maintenance materials and repairs	19,112	17,700	8.0%
Depreciation	6,467	2,999	115.6%
Other operating expenses	10,257	7,201	42.4%

Total operating expenses	439,146	307,879	42.6%
Operating income	185,888	110,245	68.6%
Other expense
Interest expense	(4,308)	(2,938)	46.6%
Financial income	8,579	(10,384)	nm

Income before income taxes	190,159	96,923	96.2%
Income taxes current	(56,370)	(12,660)	345.3%
Income taxes deferred	(9,864)	(20,161)	-51.1%

Net income	R$ 123,925	R$ 64,102	93.3%

Earnings per share, basic	R$ 0.66	R$ 0.39	71.0%
Earnings per share, diluted	R$ 0.66	R$ 0.39	70.2%

Earnings per ADS, basic - US Dollar	$0.47	$0.27	77.7%
Earnings per ADS, diluted - US Dollar	$0.47	$0.27	77.0%

Basic weighted average shares outstanding	187,543,243	165,871,152	13.1%
Diluted weighted average shares outstanding	188,369,511	165,871,152	13.6%

Consolidated Balance Sheet
US GAAP
R$ 000
	December 31, 2004	Sept 30, 2004

ASSETS	1,734,284	1,486,395
Current Assets	1,304,729	1,106,906
Cash and cash equivalents	849,091	733,740
Receivables less allowance	386,370	326,837
Inventories	21,038	15,876
Recoverable taxes and deferred tax	10,657	9,169
Prepaid expenses	34,184	16,330
Other current assets	3,389	4,954

Property and Equipment, net	131,358	110,686
Pre-delivery deposits for flight equipment	43,447	126,070
Other property and equipment	131,900	22,141
Accumulated depreciation	(43,989)	(37,525)

Other Assets	298,197	268,803
Deposits for aircraft leasing contracts	22,884	20,993
Deposits for aircraft and engine maintenance	266,532	241,832
Other	8,781	5,978

LIABILITIES AND SHAREHOLDERS' EQUITY	1,734,282	1,486,395

Current liabilities	517,812	343,500
Accounts payable	36,436	29,645
Air traffic liability	159,891	122,490
Payroll and related charges	51,041	26,572
Operating leases payable	10,107	10,406
Short-term borrowings	118,349	105,428
Dividends Payable	60,674	-
Sales tax and landing fees	51,515	19,159
Other current liabilities	29,799	29,800

Other liabilities	68,017	70,831
Long-term vendor payable	9,238	13,830
Deferred income taxes, net	44,493	47,635
Other liabilities	14,286	9,366

Shareholders' Equity	1,148,453	1,072,064
Preferred Shares (no par value)	564,634	553,505
Common Shares (no par value)	41,500	41,500
Additional Paid in Capital	49,305	49,305
Deferred compensation expenses	(10,059)	(12,070)
Appropriated retained earnings	18,352	5,579
Unapproriated retained earnings	484,721	434,245

Consolidated Statements of Cash Flows
US GAAP - Audited
R$ 000
	12 months 04	12 months 03	% Change

Cash flows from operating activities
Net income (loss)	R$ 384,710	R$ 175,459	119.3%
Adjustments to reconcile net
income (loss) to net cash
provided by operating activities
Amortization of deferred compensation	10,058	-	nm
Depreciation	21,242	13,844	53.4%
Provision for doubtful accounts
receivable	(213)	2,455	nm
Deferred income taxes	36,860	27,929	32.0%
Changes in operating assets and
liabilities
Receivables	(145,581)	(137,785)	5.7%
Inventories	(7,468)	3,275	nm
Prepaid expenses, other assets
and recoverable taxes	(20,527)	(16,684)	23.0%
Accounts payable and long-term
vendor payable	(2,931)	6,145	nm
Deposits for aircraft and engine
maintenance	(104,237)	(62,409)	67.0%
Operating leases payable	(2,204)	(21,347)	-89.7%
Air traffic liability	36,498	52,829	-30.9%
Payroll and related charges	16,082	23,727	-32.2%
Other liabilities	51,804	17,797	191.1%

Net cash provided by (used in) operating activities	274,093	85,235	221.6%

Cash flows from investing activities
Deposits for aircraft leasing
contracts	(4,263)	3,473	-222.7%
Acquisition of property and equipment	(41,971)	(42,736)	-1.8%
Pre-delivery deposits	(43,447)	0	nm

Net cash used in investing activities	(89,681)	(39,263)	128.4%

Cash flows from financing activities
Short term borrowings, net	79,443	16,106	393.3%
Issuance of common and preferred shares	470,434	94,200	399.4%
Tax benefit contributed by shareholders	29,187	-
Obligations with related parties	0	(19,439)	nm
Dividends payable	(60,676)	-	nm

Net cash provided by financing activities	518,388	90,867	470.5%

Net increase in cash and cash
equivalents	702,800	136,839	413.6%
Cash and cash equivalents at
beginning of the period	146,291	9,452	1447.7%

Cash and cash equivalents at end
of the period	R$ 849,091	R$ 146,291	480.4%

Supplemental disclosure of cash
flow information
Interest paid	12,223	R$ 20,910	-41.5%
Income taxes paid	162,663	R$ 73,454	121.4%

Operating Data
USGAAP - Unaudited
	2004	2003	% Change

Revenue passengers (000)	9,045	7,551	19.8%
Revenue passenger kilometers (mm)	6,289	4,890	28.6%
Available seat kilometers (mm)	8,844	7,605	16.3%
Load factor	71.1%	64.3%	6.8 p.p.
Breakeven load factor	52.5%	48.1%	4.4 p.p.
Aircraft utilization (block hours per day)	13.6	12.7	7.0%
Average fare	R$ 210	R$ 193	9.0%
Yield per passenger kilometer (cents) (1)	29.8	27.4	8.9%
Passenger revenue per available seat kilometer (cents)	21.2	17.6	20.4%
Operating revenue per available seat kilometer (cents)	22.2	18.4	20.4%
Operating cost per available seat kilometer (cents)	15.7	13.9	12.4%
Operating cost, excluding fuel, per available seat kilometer (cents)	10.5	9.9	6.0%
Number of Departures	87,708	75,508	16.2%
Average stage length (km)	689	659	4.5%
Avg number of operating aircraft during period	23.2	21.3	9.0%
Full-time equivalent employees at period end	3,303	2,385	38.5%
% of Sales through website during period	75.8%	57.3%	32.3%
Average Exchange Rate (3)	R$ 2.94	R$ 3.06	-3.9%
End of period Exchange Rate (3)	R$ 2.66	R$ 2.90	-8.1%
Inflation (IGP-M) (4)	12,4%	8,7%	3.7 p.p.
Inflation (IPCA) (4)	7,6%	9,3%	-1.7 p.p.
WTI (avg. per barrel) (5)	R$ 43.19	R$ 29.53	46.3%

(1)	In US GAAP yield is calculated using post V.A.T. tax passenger revenues
(2)	Monthly Average
(3)	Source: Brazilian Central Bank
(4)	Source: Fundação Getulio Vargas
(5)	Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Audited
R$ 000
	2004	2003	% Change

Net operating revenues
Passenger	R$	R$ 1,339,191	40.0%
Cargo and Other	85,411	61,399	39.1%

Total net operating revenues	1,960,886	1,400,590	40.0%

Operating expenses
Salaries, wages and benefits	183,037	137,638	33.0%
Aircraft fuel	459,192	308,244	49.0%
Aircraft rent	195,504	188,841	3.5%
Aircraft insurance	25,575	25,850	-1.1%
Sales and marketing	261,756	191,280	36.8%
Landing fees	57,393	47,924	19.8%
Aircraft and traffic servicing	74,825	58,710	27.4%
Maintenance materials and repairs	51,796	42,039	23.2%
Depreciation	21,242	13,844	53.4%
Other operating expenses	54,265	44,494	22.0%

Total operating expenses	1,384,585	1,058,864	30.8%
Operating income	576,301	341,726	68.6%
Other expense
Interest expense	(13,444)	(20,910)	-35.7%
Financial income	24,423	(56,681)	nm

Income (loss) before income taxes	587,280	264,135	122.3%
Income taxes current	(165,710)	(60,747)	172.8%
Income taxes deferred	(36,860)	(27,929)	32.0%
Net income (loss)	R$ 384,710	R$ 175,459	119.3%

Earnings (loss) per share, basic	R$ 2.14	R$ 1.07	100.6%
Earnings (loss) per share, diluted	R$ 2.13	R$ 1.07	99.7%

Earnings (loss) per ADS, basic - US Dollar	$1.46	$0.72	104.3%
Earnings (loss) per ADS, diluted - US Dollar	$1.46	$0.72	103.6%

Basic weighted average shares outstanding	179,730,743	164,410,236	9.3%
Diluted weighted average shares outstanding	180,557,011	164,410,236	9.8%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	4Q04	4Q03	% Change

Net operating revenues
Passenger	R$ 601,790	R$ 441,272	36.4%
Cargo and Other	37,096	12,974	185.9%
Deductions from Gross Revenues	(13,852)	(35,942)	-61.5%

Total net operating revenues	625,034	418,304	49.4%

Operating expenses
Salaries, wages and benefits	69,896	60,693	15.2%
Aircraft fuel	144,578	134,607	7.4%
Aircraft rent	49,402	45,892	7.6%
Supplementary rent	26,278	22,934	14.6%
Aircraft insurance	7,460	6,877	8.5%
Sales and marketing	86,624	55,625	55.7%
Landing fees	15,938	12,383	28.7%
Aircraft and traffic servicing	27,401	21,712	26.2%
Maintenance materials and repairs	19,112	18,319	4.3%
Depreciation and Amortization	10,477	3,193	228.1%
Other operating expenses	9,070	(25,153)	-136.1%

Total operating expenses	466,236	357,082	30.6%
Operating income	158,798	61,222	159.4%
Other expense
Financial income (expense), net	10,382	(11,243)	nm

Income before income taxes	169,180	49,979	238.5%
Income taxes current	(56,182)	(14,072)	299.2%
Income taxes deferred	988	5,000	-80.2%

Net income	R$ 113,986	R$ 40,907	178.6%

Earnings per share, basic	R$ 0.61	R$ 0.24	150.8%
Earnings per share, diluted	R$ 0.61	R$ 0.24	149.7%

Earnings per ADS, basic - US Dollar	$0.44	$0.17	160.7%
Earnings per ADS, diluted - US Dollar	$0.43	$0.17	159.6%

Basic weighted average shares outstanding	187,543,243	168,792,985	11.1%
Diluted weighted average shares outstanding	188,369,511	168,792,985	11.6%

Consolidated Balance Sheet
BR GAAP
R$ 000
	December 31, 2004	Sept 30,2004

ASSETS	1,545,163	1,317,211
Current Assets	1,317,974	1,112,450
Cash and cash equivalents	849,091	731,849
Receivables less allowance	386,370	326,837
Inventories	21,038	15,876
Recoverable taxes and deferred tax	16,494	9,169
Prepaid expenses	41,593	23,807
Other current assets	3,388	4,912

Long Term Assets	93,966	92,349
Deposits	33,559	33,246
Deferred Taxes	24,828	27,730
Prepaid Expenses	26,798	28,035
Other	8,781	3,338

Property and Equipment, net	133,223	112,412
Investments	1,260	1,080
Pre-delivery deposits for flight equipment	43,447	28,631
Property and equipment	87,911	82,055
Deferred	605	646

LIABILITIES AND SHAREHOLDERS' EQUITY	1,545,163	1,317,211

Current liabilities	517,814	343,502
Short-term borrowings	118,349	105,428
Accounts payable	36,436	29,645
Operating leases payable	10,107	10,406
Payroll and related charges	23,860	26,572
Sales tax and landing fees	10,603	19,159
Taxes and contributions payable	40,912	25,155
Air traffic liability	159,891	122,490
Dividends Payable	60,676	-
Other current liabilities	56,980	4,647

Long Term Liabilities	23,526	23,196
Operating leases payable	3,937	4,700
Accounts payable	9,238	9,130
Provision for contingencies	10,351	9,366
Other liabilities	0	0

Shareholders' Equity	1,003,823	950,513
Capital	717,832	717,832
Capital Reserves	29,187	29,187
Revenue Reserves	256,804	203,494

Consolidated Statement of Operations
BR GAAP - Audited
R$ 000
	2004	2003	% Change

Net operating revenues
Passenger	R$ 1,965,154	R$ 1,444,757	36.0%
Cargo and Other	89,495	52,636	70.0%
Deductions from Gross Revenues	(93,763)	(96,803)	-3.1%

Total net operating revenues	1,960,886	1,400,590	40.0%

Operating expenses
Salaries, wages and benefits	172,979	137,638	25.7%
Aircraft fuel	468,192	357,193	31.1%
Aircraft rent	195,504	188,841	3.5%
Supplementary rent	103,202	90,875	13.6%
Aircraft insurance	25,575	25,850	-1.1%
Sales and marketing	261,756	191,280	36.8%
Landing fees	57,393	47,924	19.8%
Aircraft and traffic servicing	74,825	58,710	27.4%
Maintenance materials and repairs	51,796	42,039	23.2%
Depreciation and Amortization	26,000	14,527	79.0%
Other operating expenses	52,629	14,187	271.0%

Total operating expenses	1,489,851	1,169,064	27.4%
Operating income	471,035	231,526	103.4%
Other expense
Financial income (expense), net	10,979	(61,927)	nm

Income before income taxes	482,014	169,599	184.2%
Income taxes current	(164,534)	(56,555)	190.9%
Income taxes deferred

Net income	R$ 317,480	R$ 113,044	180.8%

Earnings per share, basic	$1.69	$0.67	152.8%
Earnings per share, diluted	$1.69	$0.67	151.7%

Earnings per ADS, basic - US Dollar	$1.21	$0.46	1.63
Earnings per ADS, diluted - US Dollar	$1.21	$0.46	161.6%

Basic weighted average shares outstanding	187,543,243	168,792,985	11.1%
Diluted weighted average shares outstanding	188,369,511	168,792,985	11.6%

Consolidated Statements of Cash Flows
BR GAAP - Audited
R$ 000
	12 months 04	12 months 03

Cash flows from operating activities
Net income (loss)	R$ 317,480	R$ 113,044
Adjustments to reconcile net
income (loss) to net cash
provided by operating activities
Amortization of deferred compensation	-	683
Depreciation	26,000	13,844
Provision for doubtful accounts
receivable	(213)	2,455
Deferred income taxes	(1,176)	(4,192)
Fiscal incentives	-	691
Changes in operating assets and
liabilities
Receivables	(145,581)	(137,786)
Inventories	(5,802)	(5,658)
Prepaid expenses, other assets
and recoverable taxes	(75,759)	5,268
Deposits for aircraft and engine maintenance	0	12,803
Accounts payable	(2,931)	10,488
Operating leases payable	(2,202)	(24,996)
Air traffic liability	36,498	52,156
Payroll and related charges	16,082	23,727
Other liabilities	91,408	18,539

Net cash provided by (used in) operating activities	253,804	81,066
Cash flows from investing activities
Investments	(630)	(630)

Deposits for aircraft leasing contracts	(5,298)	3,473

Acquisition of property and equipment	(89,385)	(37,967)

Net cash used in investing activities	(95,313)	(35,124)
Cash flows from financing activities
Short term borrowings, net	79,443	16,106
Goodwill special reserve	29,187	0
Obligations with related parties	0	(19,439)
Dividends payable	(60,676)	0
Issuance of shares	496,355	94,200

Net cash provided by financing activities	544,309	90,867
Net increase in cash and cash
equivalents	702,800	136,809
Cash and cash equivalents at
beginning of the period	146,291	9,452

Cash and cash equivalents at end
of the period	R$ 849,091	R$ 146,261
Supplemental disclosure of cash
flow information
Goodwill special reserve	R$ 29,187	-
Interest Expenses	R$ 12,223	R$ 20,910
Taxes Paid	R$ 162,663	R$ 73,454

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.